EXHIBIT 99.8

Chunghwa Telecom announces its operating results for March 2016

Date of events:2016/04/08

Contents:

1.	Date of occurrence of the event:2016/04/08

2.	Company name:Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or

”subsidiaries”):head office

4.	Reciprocal shareholding ratios:N.A.

5.	Name of the reporting media:N.A.

6.	Content of the report:N.A.

7.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for March 2016 was

NT$18.24 billion, a 1.0% increase year-over-year. Operating costs and expense were NT$14.19 billion, a 2.4% decrease year-over-year.

Operating income was NT$4.04 billion, a 15.1% increase

year-over-year. Pretax income was NT$4.35 billion, a 14.0% increase year-over-year. Net income attributable to stockholders of the parent company was NT$3.53 billion and EPS was NT$0.46, growing by 13.4%

year-over-year.

Accumulated till the end of March, total revenue was NT$56.94 billion, a 0.8% increase year-over-year. Operating income and pretax income were NT$13.78 billion and NT$14.28 billion, respectively. Net income attributable to stockholders of the parent company was

NT$11.66 billion and EPS was NT$1.50, growing by 11.9%

year-over-year. Additionally, accumulated revenue, operating income,

pretax income and EPS all exceeded the first-quarter guidance.

In March, mobile communications business revenue remained flat year-over-year. Mobile value-added service revenue increased driven by the growth of mobile internet subscriber base. The growth was offset by the decrease of mobile voice revenue because of VoIP substitution and the decrease of smart device sales.

Broadband access revenue slightly decreased and data communications revenue increased 5.3% year-over-year. ICT project revenue continued

to increase. Additionally, local revenue decreased because of mobile and

VoIP substitution.

Operating costs and expenses in March decreased year-over-year mainly due to lower cost of goods sold, interconnection expenses and depreciation expenses, which offset the increase of ICT project costs.

8.Countermeasures:None.

9.Any other matters that need to be specified:None.